SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                        INMEDICA DEVELOPMENT CORPORATION
                ------------------------------------------------
                                (Name of Issuer)

                          Common Stock $.001 par value
                         (Title of Class of Securities)


                                    457639104
                                 (CUSIP Number)


                               Mr. Larry E. Clark
                               1036 Oak Hills Way
                     Salt Lake City, Utah 84108 801-582-1733
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                 August 1, 1996
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)




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CUSIP No.     457639104


         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                           Larry E. Clark     ###-##-####

         2)       Check the Appropriate Box if a Member of a Group

                  (a)__________________________________________
                  (b)__________________________________________

         3)       SEC Use Only_________________________________

         4)       Source of Funds (See Instructions)      NA

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         6)       Citizenship or Place of Organization     U.S.A.

Number of Shares             7) Sole Voting Power   1,593,000*
Beneficially Owned
by Each Reporting            8) Shared Voting Power     0
Person With
                             9) Sole Dispositive Power   1,593,000*

                            10) Shared Dispositive Power    0

         11)      Aggregate Amount Beneficially Owned by Each Reporting
                  Person      1,593,000*

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         13)      Percent of Class Represented by Amount in Row (11)19.4%*

         14)      Type of Reporting Person (See Instructions)   IN





                  *includes options to purchase 450,000 shares which are presently exercisable.

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Item 1.           Security and Issuer

                  Common Stock, $.001 par value

                  InMedica Development Corporation
                  P.O. Box 27557
                  Salt Lake City, Utah  84127

Item 2.           Identity and Background

                  (a)      Larry E. Clark, an individual

                  (b)      1036 Oakhills Way
                           Salt Lake City, Utah 84108

                  (c)      Retired

                  (d)      No criminal convictions during past 5 years.

                  (e) No involvement in civil proceedings regarding federal or state securities law violations during the past five years.

                  (f)      United States of America citizenship

Item 3.           Source and Amount of Funds or Other Consideration

                  Not Applicable

Item 4.           Purpose of the Transaction

                  The Reporting Person has no present plans or proposals that would result in any of the following:

                  (a) The acquisition by any person of additional securities of the issuer;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the issuer;


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                  (f)      Any  material  change  in the  issuer's  business  or
                           corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

                  (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

                  (h) Causing a class of securities of the issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

                  (j)      Any action similar to any of those enumerated above.


Item 5.           Interest in Securities of Issuer

                  (a) Mr. Clark holds 1,143,000 shares of common stock of the Company (14.8%) and has options to purchase an additional 450,000 shares of common stock for $.30 per share (an additional 5.5%), exercisable until 10/31/2005. Effective August 1, 1996, the Company cancelled 25% of 600,000 options he had previously held, leaving him with the 450,000 options referred to above.

                  (b)      Shared voting and dispositive power:  None
                           Sole voting and dispositive power: 1,143,000 shares and all shares which may be acquired pursuant to the 450,000 options.

                  (c) During the past 60 days the Reporting Person has not purchased or sold securities of the issuer. See Item 5(a) for a description of certain options cancelled during August, 1996.

                  (d) No person other than the Reporting Person has the right to receive or direct dividends or sale proceeds from the securities;

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                  (e)      The Reporting Person remains a beneficial owner of
                           more than 5% of this class of securities.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  There are no contracts, arrangements, understandings or relationships between the Reporting Person and any person with respect to transfer or voting the securities acquired and disposed of in this transaction, finders fees, joint ventures, loan or option arrangements, put or calls, guarantees of division of profits or losses, or the giving or withholding of proxies.

Item 7.           Exhibits

             None


Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 3, 1996


                               \s\ Larry E. Clark
                                 Larry E. Clark






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